90029 Argenx VIF

Proof 2

Exhibit 99.7

Annual General Meeting of argenx SE

Date: May 8, 2018

See Voting Instruction On Reverse Side.

Please make your marks like this: X Use pen only

AGENDA	For	Against	Abstain
1. Opening			
2. Report on the 2017 financial year (discussion item)			
3. Explanation of the implementation of the remuneration policy (discussion item)			
4. Discussion and adoption of the 2017 annual report and annual accounts:			
a. Discussion of the 2017 annual report (discussion item)			
b. Adoption of the 2017 annual accounts (voting item)	☐	☐	☐
c. Corporate governance statement (discussion item)			
d. Allocation of losses of the Company in the financial year 2017 to the retained earnings of the Company (voting item)	☐	☐	☐
e. Proposal to release the members of the board of directors from liability for their respective duties carried out in the financial year 2017 (voting item)	☐	☐	☐
5. Board composition.			
a. Appointment of James Michael Daly as non-executive director to the board of directors of the Company (voting item)	☐	☐	☐
b. Re-appointment of Tim Van Hauwermeiren as executive director to the board of directors of the Company (voting item)	☐	☐	☐
c. Re-appointment of David L. Lacey as non-executive director to the board of directors of the Company (voting item)	☐	☐	☐
d. Re-appointment of Peter K.M. Verhaeghe as non-executive director to the board of directors of the Company (voting item)	☐	☐	☐
e. Re-appointment of Werner Lanthaler as non-executive director to the board of directors of the Company (voting item)	☐	☐	☐
6. Authorization of the board of directors to grant options pursuant to, and within the limits of, the argenx option plan, for a period of 18 months from the general meeting (voting item)	☐	☐	☐
7. Authorization of the board of directors to issue shares in the share capital of the Company up to a maximum of 20% of the outstanding capital at the date of the general meeting, for a period of 18 months from the general meeting (voting item)	☐	☐	☐
8. Authorization of the board of directors to limit or exclude pre-emptive rights regarding an issuance of new shares pursuant to the authorization referred to under 6. and 7. above for a period of 18 months from the general meeting (voting item)	☐	☐	☐
9. Appointment of Deloitte Accountants B.V. for the 2018 financial year (voting item)	☐	☐	☐
10. Any other business, announcements or questions			
11. End of the annual general meeting			

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ______________ Please Date Above ______________

Please Sign Here ______________ Please Date Above ______________

- Please separate carefully at the perforation and return just this portion in the envelope provided. -

Annual General Meeting of argenx SE to be held May 8, 2018 For Holders as of April 10, 2018

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, New York Time on April 30, 2018.

PROXY TABULATOR FOR
ARGENX SE
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

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90029 Argenx VIF.indd 1

3/7/2018 12:39:43 PM

90029 Argenx VIF Proof 2 argenx SE Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 p.m. (New York Time) on April 30, 2018) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Receipt of argenx SE registered in the name of the undersigned on the books of the Depositary as of the close of business on April 10, 2018 at the Annual General Meeting of the members of argenx SE to be held on May 8, 2018 in respect of the resolutions specified on the reverse. NOTE: 1. The Depositary shall not vote or attempt to exercise the right to vote that attaches to such Shares or other Deposited Securities other than in accordance with such instructions or deemed instructions. 2. If no instructions are received by the Depositary from any Owner with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such Owner’s Receipts on or before the date established by the Depositary for such purpose, the Depositary shall deem such Owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Deposited Securities and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Deposited Securities; provided, that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (1) the Company does not wish such proxy given, (2) substantial opposition exists or (3) such matter materially and adversely affects the rights of holders of Shares. (Continued and to be marked, dated and signed, on the other side) 90029 Argenx VIF.indd 2 3/7/2018 12:39:43 PM PROXY TABULATOR FOR ARGENX SE P.O. Box 8016 CARY, NC 27512-9903